# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flora Growth Corp., CIK 0001790169
CUSIP: 339764102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0001140361-24-049745
Filed by CIK 0001955468
Persons authorized to receive notices and communications: Clifford Starke, Pia Porras 75 San Francisco, Panama City, Panama (R1), 0000000, (416) 861-2267; Richard Raymer, 66 Wellington Street W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370

## Reporting persons
- Starke Clifford (CIK 0001955468): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 3,850,886; shared voting power 0; sole dispositive power 3,850,886; shared dispositive power 0; aggregate amount beneficially owned 3,850,886 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Flora Growth Corp.
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33309

## Item 2. Identity and Background
Name of person filing: Clifford Starke
Residence or business address:
3230 W. Commercial Blvd., Suite 180
Fort Lauderdale, FL 33309
Present principal occupation or employment: Chief Executive Officer and director of Issuer
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO

## Item 4. Purpose of Transaction
Purpose of transaction: Increase in number of outstanding shares of Issuer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 17.1%
Number of shares as to which each person has sole or shared power to vote or dispose: 3,850,886
Transactions in the class effected during the past sixty days: Increase in number of outstanding shares of Issuer
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Starke Clifford: /s/ Clifford Starke, Starke Clifford (07/21/2025)